UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For the second quarter ending 31 December 2006
Harmony Gold Mining Company
Limited
Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes No X

SHAREHOLDER INFORMATION
Issued ordinary share capital at 31 December 2006
398 678 500
MARKET CAPITALISATION
At 31 December 2006 (ZARm)
R44 333.04
At 31 December 2006 (US$m)
US$6 279.19
HARMONY ORDINARY SHARE AND ADR PRICES
12 month high (1 January 2006 – 31 December 2006)
R123.00
12 month low (1 January 2006 – 31 December 2006)
R76.00
12 month high (1 January 2006 – 31 December 2006)
US$18.84
12 month low (1 January 2006 – 31 December 2006)
US$11.90
FREE FLOAT
100%
ADR RATIO
1:1
JSE LIMITED
HAR
Range for the quarter
R100.59 – R111.20
Average volume for the quarter
1 096 055 shares per day
NEW YORK STOCK EXCHANGE, INC
HMY
Range for the quarter (closing prices)
US$13.44 – US$15.75
Average volume for the quarter
1 108 868 shares per day
NASDAQ
HMY
Range for the quarter (closing prices)
US$13.44 – US$15.75
Average volume for the quarter
1 727 352 shares per day

QUARTERLY HIGHLIGHTS
■
Development metres up by 11.6%
■
Australian hedge book reduced by 50 000oz
■
A two-year Conops agreement with labour union concluded
■
Headline earnings 44 SA cents per share
■
Conversion of Western Areas shares into Gold Fields shares at a profit before tax of R5.25 per share
FINANCIAL SUMMARY FOR THE SECOND QUARTER ENDED 31 DECEMBER 2006
Quarter
Quarter
Q-on-Q
Quarter    Financial year
December 2006
September 2006
% change
December 2005
2006
Unaudited
Unaudited
Unaudited
Audited
Gold produced
– kg
18 724
19 472
(3.8)
20 316
38 196
– oz
601 999
626 036
(3.8)
653 171
1 228 035
Cash costs
– R/kg
104 132
97 538
(6.8)
83 154
100 770
– $/oz
442
425
(4.0)
396
433
Cash operating profit
– Rm
755
891
(15.3)
389
1 646
– US$m
103
124
(16.9)
59
228
Cash earnings
– SA c/s
190
225
(15.5)
99
415
– US c/s
26
31
(16.1)
15
57
Basic profit
– SA c/s
118
70
68.6
6
188
– US c/s
16
10
60.0
1
26
Headline profit/(loss)
– SA c/s
44
66
(33.3)
(75)
110
– US c/s
6
9
(33.3)
(12)
15
Fully diluted earnings
– SA c/s
116
69
68.1
6
185
– US c/s
16
10
60.0
1
26
P

REVIEW FOR SECOND QUARTER AND SIX-MONTH INTERIM
PERIOD ENDED 31 DECEMBER 2006

TABLE OF CONTENTS
Chief Executive’s Review . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
3
Safety and Health report . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
5
The Second quarter ended December 2006 under review . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
6
Capital expenditure . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
8
– Cash position . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
9
Operational review
South African Operations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
10
– Quarterly profit comparison for operations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
10
– Quality operations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
10
– Leveraged operations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
12
– South African surface operations (includes Kalgold) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
12
Australian operations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
13
– Mount Magnet . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
13
– South Kal Mines . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
14
Growth projects . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
14
– Doornkop South Reef Capital Project . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
15
– Tshepong – Sub 66 Decline Project . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
17
– Phakisa Capital Project . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
19
– Elandsrand Capital Project . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
21
– Project Phoenix . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
23
– Hidden Valley Project . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
25
– Wafi/Golpu pre-feasibility studies . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
26
– PNG exploration . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
27
Quarterly operating and financial results (Rand/metric) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
28
Total operations – quarterly financial results (Rand/metric) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
30
Total operations – year to date financial results (Rand/metric) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
31
Abridged Balance sheet at 31 December 2006 (Rand) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
32
Condensed statement of changes in equity for the six months ended 31 December 2006 (Rand) . . . . . . . . . . . . .
33
Summarised cash flow statement for the six months and quarterly periods ended 31 December 2006 (Rand) . . .
34
Reconciliation between cash operating profit and cash generated/(utilised) by operations for the six months and quarterly periods ended 31 December 2006 (Rand) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
35
Notes to the results for the quarter ended 31 December 2006 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
36
Quarterly operating and financial results (US$/Imperial) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
38
Total operations – quarterly financial results (US$/Imperial) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
40
Total operations – year to date financial results (US$/Imperial) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
41
Abridged Balance sheet at 31 December 2006 (US$) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
42
Condensed statement of changes in equity for the six months ended 31 December 2006 (US$) . . . . . . . . . . . . . .
43
Summarised cash flow statement for the six months and quarterly periods ended 31 December 2006 (US$) . . . .
44
Development results (Metric) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
45
Development results (Imperial) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
46
Contact details . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
48
P

CHIEF EXECUTIVE’S REVIEW
Harmony is and has always been about value creation. Our strategy over the last 10 years may have had different applications, as changing market conditions may have dictated, but we have stayed true to our overarching objective of building a world-class gold mining company. A company that is passionately driven to create more value in everything we do than any of our competitors.
Allow me to expand a little on the above, by tracing the thread of Harmony’s value creation in each of the following scenarios:
■
By creating and applying a business model that enabled us to reduce cost per tonne on new acquisitions, we turned around the original Harmony and successfully acquired the “throwaway” South African assets of AngloGold Ashanti, JCI,
Gengold and Gold Fields. In so doing we upgraded and expanded our reserve base.
■
Being contrarian, we pursued an acquisition strategy in South Africa when no one else did. The result? Unbelievably cheap mining assets. Even more exciting, extraordinarily cheap (in some cases “free”) projects.
■
When the acquisition game no longer presented value, as it inevitably would, we shifted the focus to unlocking latent value from the cheaply acquired projects. The skills required to develop these projects into new mines and bring them on stream are substantial as is the commitment required to the long time horizon and significant capital expenditure. We truly believe that this is the foundation of Harmony of the future, so we have invested in building capacity which can handle major projects both in South Africa and PNG.
■
Integral to mine design and construction is exploration, thus it is no surprise that we found ourselves taking the next logical step into exploration. How do you create value in exploration? In PNG alone we have created potentially over a billion dollars worth of value by confirming and enhancing gold ounces and copper pounds within our lease areas.
What has the strategy of value creation we have pursued over the last 10 years rendered to us today?
A world-class gold mining company with:
■
a portfolio of assets of mixed quality in mining-friendly countries;
■
the best and lowest cost project pipeline;
■
the largest resource base in the world of gold mining.
Our value creation strategy remains our “True North”. Whatever the prevailing market conditions, we look for the opportunity to create value. We don’t see the value creation opportunity in the current crazy phase of consolidation with assets fetching ridiculous prices. On the contrary, not pursuing value-destroying acquisitions has allowed us to address the challenge of unlocking value in our existing assets.
Value creation applied to our existing assets means the following:
■
More consistent performance. This is progressing well as is evident from the further significant improvements in our development rates.
■
Upgrading our portfolio. This is continuing as we make headway with our new mines. During the last six years we have invested significantly in our existing and future ore bodies and we are now at the exciting point where we can start harvesting the benefits. Over the next four years we will bring some 1,5 million quality low-cost ounces on stream. With the parallel strategy of reducing our exposure to some of our existing lower quality, higher cost or shorter life assets, we will complete the transformation of Harmony into a world-class gold company. The current cycle of operational planning will form the basis by which we will determine whether an asset or shaft fits the profile of the company we want to be.
The Internal Harmony Improvement Platform (HIP) as well as the cleaning up of our non-mining portfolio, through the
Harmony of Tomorrow (HOT) initiative, dovetails perfectly with the overall strategy.
However, in the shorter term, we experienced mixed fortunes at our operations during the second quarter ending December 2006.
Our leveraged assets posted sound operational and financial results through increased tonnages and good cost containment.
The growth assets – lead by a strong performance from the Elandsrand new mine project – delivered solid production, higher grades and good cost control. Most of our quality assets, on the other hand, reported lower performance for the quarter with reduced tonnages, lower yields and therefore higher unit cash costs, despite good cost containment.
P

“The Group’s higher unit costs for the quarter are a result of lower yields from most of our quality mines and are frustrating at a time when we are harnessing all efforts to reduce costs. Over the next six months, we will continue to develop at these significantly higher levels in order to create sufficient available face length which will not only enable us to increase grades by some 10% to 15%, but will also put us in a position where we will have more consistent production results. This should enable us to reduce unit costs and improved performance.”
Harmony’s cash operating profit declined by 15.3% to R755 million (R891 million). Headline earnings for the December 2006 quarter decreased to 44 cents per share compared with 66 cents per share for the September 2006 quarter.
Our South African underground operations reported a decrease in production of 4%. Recovery grades declined by 4.4% from
5.0g/t in the previous quarter to 4.8g/t in the December 2006 quarter contributing to a higher cash operating cost of
R104 056/kg (R98 302/kg).
Yields decreased by 5.1% to 2.43g/t during the December 2006 quarter at our Australian operations and production was 7.9%
lower from 2 049kg to 1 888kg.
Harmony experienced a busy quarter with a number of corporate financial activities taking place. At the beginning of the quarter, Harmony sold the entire infrastructure of Randfontein No. 4 shaft for a total consideration of R55 million.
On 1 December 2006, Harmony accepted Gold Fields’ offer of 35 GFI shares for every 100 Western Areas shares held. Harmony had acquired the 29.2% stake (44 985 939 shares) in Western Areas at a cost of R44.23 per share on 9 March 2006. The investment was carried at fair value of R42.01 per share in Harmony’s books. The proceeds on the share conversion amounts to R47.26 per Western Areas share, resulting in a profit before tax of R5.25 per Western Areas share.
During the December 2006 quarter, Harmony settled 50 000 ounces of hedged forward positions at a cost of R82.9 million
(A$14.7 million). Another 42 000 ounces will be settled in the March 2007 quarter.
Hidden Valley and Westpac Bank PNG Ltd concluded a US$31 million fleet financing facility and a master lease agreement has been signed. The funding is available for a period of five years after delivery of the equipment. The facility will carry interest at
Libor plus 1.25% until 95% of budgeted production is reached, thereafter the rate will decrease to Libor plus 0.80%.
A 15% deposit on all equipment ordered is payable, with the remaining portion funded by the lease agreement.
The positive labour relations with our union, NUM, has led to a two-year Conops agreement being signed for all Harmony’s mines where
Conops
is implemented and an undertaking was received that the union would support our application to the
Minister of Mines for permission to work on Sundays.
Last year, Harmony launched the HOT strategy which examines ways and methods of turning liabilities or under-utilised assets into immediate or future value for all stakeholders. The disposal of the Randfontein No. 4 shaft surface infrastructure and shaft is a good example. We are also in advanced negotiations with regards to the disposal of Deelkraal’s surface infrastructure. These unused assets typically sit in our books as significant closure liabilities. The HOT concept has, so far, been implemented in five business areas, namely property, exploitation of by-products, water, rehabilitation and intellectual property.
Initial results of HOT have illustrated that the areas with the potential for quick savings are the property and by-product exploitation businesses. To this end, we have incorporated a property as well as a rehabilitation company to accelerate the cost-
saving process and realise value. We are fast-tracking the capex to increase our gravity recovery circuits at most of our South
African plants in order to increase our osmiridium recovery and further reduce our treatment costs. We have also finalised a detailed plan to include uranium in our resource declaration by June 2007. A drilling programme running concurrent with the
Mega Dump pre-feasibility programme has commenced to confirm both gold and uranium values. Harmony anticipates that approval of a number of surface prospecting licenses will be obtained in the short term.
The HIP was successfully implemented across all our South African operations. HIP is aimed at addressing the improvement of efficiencies throughout the group through the implementation of best practices as well as new ideas to reduce costs and improve performance. This can be seen as the logical extension of our Services Transformation Project (STP) through which we have, over the last 18 months, significantly improved internal service levels and achieved audited savings of just over
R200 million.
P

Real benefits associated with the HIP programme are already evident at Masimong, Brand, Unisel and St Helena from more efficient mining and productivity.
Net annualised value of the ideas currently being implemented is slightly more than R400 million. Over the next 12 months we should be in a better position to evaluate our conversion rate from idea to real improvements or savings, both in terms of quantum and time it takes to realise benefits.
SAFETY AND HEALTH REPORT
■
Three Harmony mines achieved One Million Fatality Free shifts.
■
Four Harmony mines achieved 500 000 Fatality Free shifts.
■
Improvements to Wau Health Centre in PNG completed.
Fatality injury rate (per million hours worked)
Harmony’s South African operations reported a 27.0% decrease in the Fatality Injury Frequency Rate (FIFR) from 0.26 to 0.19 during the second quarter under review.
Harmony achieved its best safety results on record during the December quarter when three of our South African mines each achieved One Million Fatality Free Shifts. Unisel, St Helena and Brand mines were the proud achievers. In addition, four other
South African mines, including Evander, Masimong, Doornkop and Bambanani, each achieved half a million fatality free shifts.
Notwithstanding this safety improvement, regretfully four employees lost their lives in separate incidents at the South African operations.
Over the past quarter Harmony intensified its safety drive and the group saw marked reductions in Lost Time Injury Frequency
Rates (LTIFR) as well as Shifts Lost Frequency Rates (SLFR).
The LTIFR for the Australian operations is at 3.1 which is below the mining industry average of 4.2 and the Australian gold industry average of 3.9. Unfortunately LTIs occurred at Mt Marion underground mine and at the Checker Treatment Plant in
Mt Magnet which brought to an end a 2.7-year LTI free period at Mt Marion and a seven-year LTI free period at Checker
Treatment Plant.
At the Wau Health Centre in PNG, work to improve the centre’s condition and create a voluntary counselling and testing facility for HIV/AIDS was completed. The initiative has engendered positive support from the community for Harmony.
P
57

THE SECOND QUARTER ENDED DECEMBER 2006 UNDER REVIEW
Tonnes Milled
The Group’s South African underground operations delivered a stable performance in terms of tonnes milled, totalling 3 361Mt
(3 351Mt) for the December 2006 quarter.
Recovery Grades
Good grade performance was achieved at most of our operations, but Tshepong, Masimong and Evander all reported lower recovery grades. Grades from the South African operations decreased by 4.4% to 4.8g/t (5.0g/t); surface mining grades decreased by 7.9% and the grades from the Australian operations were also lower by 5.1%.
Cost Control
The Group’s R/t costs were well contained at R372/t (R376/t), despite a significant increase in development. Gold production was, however, lower due to a decrease in recovery grade, resulting in higher unit costs of R104 132/kg (R97 538/kg).
Development
Q-on-Q
Total Metres ’000
December 2006     September 2006
% Variance
Quality
23.7
22.1
7.2
Growth
5.7
6.5
(12.3)
Leverage
14.0
10.3
35.9
Total
43.4
38.9
11.6
Harmony’s programme to improve flexibility at its mines continued unabated. The lower development result for the Growth assets (illustrated above) is due to a reduction from 4.4km to 3.2km made at Elandsrand due to a fraudulent over-measurement in the previous quarter.
The performance of the company is best highlighted in the following table:
Q-on-Q
December 2006     September 2006
% Variance
Production
– kg
18 724
19 472
(3.8)
Production
– oz
601 999
626 036
(3.8)
Revenue
– R/kg
144 467
143 283
0.8
Revenue
– US$/oz
613
625
(1.9)
Cash cost
– R/kg
104 132
97 538
(6.8)
Cash cost
– US$/oz
442
425
(4.0)
Exchange rate
– US$/ZAR
7.32
7.14
2.5
Cash Operating Profit and Margin
December 2006     September 2006
Cash operating profit (Rm)
755.3
891.0
Cash operating profit margin (%)
27.9
31.9
P

Quarter on quarter cash operating profit variance analysis
Cash operating profit – September 2006
R891.0 million
– volume change
–
– working cost change
(R50.5) million
– recovery grade change
(R106.3) million
– gold price change
R21.1 million
– net variance
(R135.7) million
Cash operating profit – December 2006
R755.3 million
Analysis of earnings per share
Quarter ended
Quarter ended
Earnings per share (SA cents)
December 2006
September 2006
Cash earnings
190
225
Basic earnings
118
70
Headline earnings
44
66
Fully diluted earnings
116
69
Reconciliation between basic earnings and headline loss
Quarter ended
Quarter ended
Headline earnings per share (SA cents)
December 2006
September 2006
Basic earnings
118
70
Profit on sale of property, plant and equipment
(19)
(4)
Booked profit on conversion of Western Areas shares
(55)
–
Headline earnings
44
66
P

CAPITAL EXPENDITURE
During the Group’s second quarter, total capital expenditure amounted to R571 million. This is R6 million lower than the
September quarter’s R577 million.
All five of the Group’s Growth projects continue to report good progress. This is despite the fact that Tshepong Sub 66 project continued to encounter poor ground conditions, necessitating additional safety measures resulting in slower than planned progress.
At Hidden Valley the resource definition drilling programme for Hamata started in October and initial results are encouraging.
Operational Capex
Actual
Actual
Forecast
September 2006
December 2006
March 2007
Rm
Rm
Rm
South African Operations
307
303
275
Australasian Operations
40
42
60
Total Operational Capex
347
345
335
Project Capex
Capital invested
to date
Rm
Doornkop South Reef
53
57
53
441
Elandsrand New Mine
35
32
36
509
Tshepong North Decline
16
16
16
215
Phakisa Shaft
53
62
59
448
PNG
73
59
190
227
Total Project Capex
230
226
354
1 840
Total Capex
577
571
689
1 840
UPGRADING OUR PORTFOLIO OF ASSETS TO WORLD-CLASS STATUS
P

Cash position
Harmony Group cash reconciliation for December 2006
(R’million)
Cash and equivalents on 30 September 2006
867.7
Operational
(25.7)
Operating profit
755.3
Capex – net
(337.2)
Development cost capitalised
(234.1)
Corporate/Exploration expenditure
(122.6)
Employment termination, restructuring and care and maintenance costs
(19.5)
Interest paid
(103.4)
Movement in working capital
(8.0)
Movement in accrued liabilities
36.1
Other items
7.7
Other
61.8
Net sundry revenue
121.2
Foreign exchange losses
(42.8)
Shares issued – net of expenses
66.3
Australian hedges close outs
(82.9)
Cash and equivalents on 31 December 2006
903.8
Of significance in the cash reconciliation for the December quarter is the R8 million in Movement in Working Capital which comprises: Harmony’s gold receivables decrease amounting to R76.5 million; increases in insurance pre-payments and claims was R91.2 million; the receivables for the sale of Randfontein 4 shaft was R55 million; increases in trade creditors totalled
R42.7 million, and other working capital changes (includes inventories) amounted to R19.1 million.
P

OPERATIONAL REVIEW
South African Operations
Quarterly profit comparison for operations
OPERATION
WORKING PROFIT (Rm)
VARIANCES (Rm)
Dec-06
Sep-06
Variance
Volume
Grade
Price
Costs
South African operations
Quality ounces
357.5
580.8
(223.3)
(84.4)
(122.8)
3.6
(19.8)
Growth ounces
84.5
37.3
47.2
0.7
54.8
2.3
(10.5)
Leverage ounces
203.8
141.0
62.8
69.2
(13.5)
3.9
3.2
Surface operations
49.6
38.8
10.8
22.3
(10.4)
(6.4)
5.4
Australasian operations
59.9
93.1
(33.2)
(7.8)
(14.4)
17.7
(28.8)
Total Harmony
755.3
891.0
(135.7)
–
(106.3)
21.1
(50.5)
Quality operations
Includes the following shafts: Target, Tshepong, Masimong, Evander and Randfontein’s Cooke shafts
Q-on-Q
December 2006     September 2006
December 2005
% Variance
U/g tonnes milled
(‘000)
1 561
1 665
1 574
(6.2)
U/g recovery grade
(g/t)
5.09
5.64
6.10
(9.7)
U/g kilograms produced
(kg)
7 953
9 392
9 604
(15.3)
U/g working costs
(R/kg)
99 318
81 992
74 725
(21.1)
U/g working costs
(R/tonne)
506
463
456
(9.3)
Tshepong Mine
Tshepong’s tonnes milled declined from last quarter’s record levels by 8.4% to 420 683 tonnes (459 115 tonnes) quarter on quarter due mainly to a 5.4% decrease in area mined and fewer milling shifts in December.
Average Mining Grade for the quarter was lower at 1 365 cmg/t (1 472 cmg/t) resulting in a 1g/t decrease of broken grade which impacted negatively on recovered grade. Grade fell from 6.6g/t to 5.6g/t, resulting in a 15.4% drop in gold produced to
2 353.5kg (3 036.5kg).
Lower tonnes together with lower grades resulted in 34.9% higher cost per kilogram to R88 619/kg (R65 656/kg). Costs per tonne increased by 14% to R496 (R434) due to tonnage targets not being achieved.
A disappointing quarter, but with real prospects that this operation should recover in the next quarter.
P

Target Mine
Target’s tonnages milled declined by 9.6% to 189 400 tonnes (209 600 tonnes) for the quarter, after being affected by both loader and dump-truck availability as well as the increased distances for tramming waste rock from development areas. Large rocks in the older massive stopes which resulted in decreased loading rates and the need for significant secondary blasting, further impacting on volumes.
Total unit costs increased by 80% to R72 581/kg (R40 350/kg) due to Target’s high fixed costs and the lower volumes for the quarter.
Grade decreased by 3.7% to 5.2g/t (5.4g/t) ascribed to a 15% dilution resulting from anomalies occurring in three massive stopes mined in the quarter. One of the stopes is being mined between two backfilled stopes, the other is a pillar adjacent to
Nos. 1, 2, 6 and 7 stopes that has holed into the gathering drive above and the third is being mined below a destress cut which collapsed into the massive stope. Excessive dilution and the inability to achieve the right mix impacted on grade. Mining will move to new stopes for the March quarter.
In addition to operational challenges, Target is also one of our operations faced with remuneration pressures to retain skilled staff.
Masimong Mine
Development at Masimong rose by 10.5%, reaching record levels in December. Tonnes milled decreased by 4.4% to
238 000 tonnes (249 000 tonnes), as a result of increased waste being trammed and hoisted due to higher development tonnages and yields fell by 14.8% to 4.4g/t (5.2g/t).
Working costs were well contained, but costs per kilogram were 23% higher R118 307 (R96 209). Mud loading and inadequate control of water into the ore passes is affecting Masimong’s grade. New plans and methods are being put in place and improvements should be evident in the next quarter.
Evander
Tonnes milled at Evander were 6.7% lower at 375 000 (402 000). Higher development rates and waste treated as reef, resulted in a flat yield of 4.5g/t (4.6g/t) and higher unit costs of R115 082/kg (R106 724/kg).
Evander experienced ventilation problems and No. 7 shaft continues to be affected by the footwall sill that replaced the reef in certain areas. However, the ledging in raises which had been delayed previously is progressing well and stores and overhead costs were well contained.
Randfontein operations
At Randfontein tonnes milled decreased by 2% to 337 925 tonnes (344 865 tonnes). The drop in volumes is associated with a reduction in channel widths for the December production month.
Flexibility remains a challenge, but volume improvements are anticipated for the next quarter due to significant improvements in development metres.
Randfontein’s significant cost saving of R10.4 million resulted in improved unit cost of R569/t (R587/t). Cash cost per kg was 4.5%
up to R101 972/kg (R97 619/kg) due to a lower grade of 5.6g/t (6.0g/t), resulting in a 18.9% reduction in quarterly contribution to profits.
P

Leveraged operations
Shafts included under this section are Bambanani, Joel, West Shaft, St Helena, Harmony, Merriespruit, Unisel, Brand and Orkney.
Q-on-Q
December 2006     September 2006     December 2005
% Variance
U/g tonnes milled (‘000) 1 401 1 288 1 252 8.8
U/g recovery grade (g/t) 4.20 4.27 4.88 (1.6)
U/g kilograms produced (kg) 5 885 5 497 6 113 7.1
U/g working costs (R/kg) 109 427 117 741 90 074 7.1
U/g working costs (R/tonne) 460 503 440 8.5
Our leveraged assets reported a much improved quarter, with volumes up by 9% to 1 401 tonnes (1 288 tonnes).
Mines reporting outstanding results included, Merriespruit with improved reef development, higher tonnages and belt grade improvements, Bambanani had its best quarter in years on the back of improved flexibility and Orkney produced sound profits for the quarter.
SA surface operations (includes Kalgold)
Q-on-Q
December 2006      September 2006     December 2005
% Variance
Surface tonnes milled (‘000) 1 097 905 938 21.2
Surface recovery grade (g/t) 0.70 0.76 0.99 (7.9)
Kilograms produced (kg) 770 692 926 11.3
Working costs (R/kg) 79 000 95 750 89 849 17.5
Working costs (R/tonne) 55 73 89 24.7
Kalgold
Tonnages at Kalgold were slightly lower than the previous quarter. The plant continued to operate at maximum throughput.
Grade increased by 7.5%, offsetting cost increases of 3% when compared with the previous quarter.
Tonnages from the pit remained low due to poor availability of key mining equipment resulting in two months’ slippage in finishing the final cut-back. Despite the backlog of waste tonnage in D-Zone Pit, the lower grade from A-Zone Pit has continued to augment feed to the mill.
Project Phoenix
This project did well and was able to deliver R11 million in working profit. An additional R6 million capex was approved to increase capacity from 400 000 to 500 000 tonnes by upgrading the CIL tanks and the residue disposal system.
Current quarter performance
December 2006
Actual
Tonnes treated (R’000) 396
Recovered grade g/t 0.278
Kilograms recovered 110
Working profit (R’000) 10 763
Working cost (R/tonne) 12.87
Working cost (R/kilogram) 46 202
P

AUSTRALIAN OPERATIONS
Highlights
■
South Kal Mine increased mined ounces by 30%
■
Mt Magnet open pits increased production by 50%
■
Continued success in delineating the Shirl underground resource
■
Drilling success at Golden Stream and Eastern Jaspilite open pit prospects
■
Hedge book reduced by further 50 000oz
Australian Operations
Q-on-Q
December 2006     September 2006     December 2005             % Variance
Tonnes milled
(‘000)
777
799
781
(2.8)
Recovery grade
(g/t)
2.43
2.56
2.45
(5.1)
Kilograms produced
(kg)
1 888
2 049
1 917
(7.9)
Working costs
(R/kg)
115 024
91 914
80 820
(25.1)
Working costs
(R/tonne)
279
236
198
(18.2)
The Australian operations generated an operating profit of A$10.6 million, 37% down compared with A$16.9 million in the previous quarter, primarily due to a 7.8% decrease in gold production from 65 877oz in the September quarter to 60 707oz for this quarter. The decrease in financial performance was primarily due to shortfalls in tonnage and grade under performance at
Hill 50 and St George underground mines at Mt Magnet.
During the quarter, 50 000 ounces of hedged forward positions were settled at a cost of A$14.7 million. These out-of-the-
money hedge positions, inherited with the acquisition of Hill 50 Gold NL, had an average strike price of A$518. The negative marked-to-market valuation of the remaining hedge commitments at quarter-end amounted to A$87.3 million, based on an
A$ spot price of A$801/oz. During the March quarter an additional 42 000 ounces of hedged positions will be settled. Closure costs of these positions at current prices should amount to some A$12 million.
Mount Magnet
Mt Magnet operations produced 35 242oz of gold (46 220oz) for December, from milling of 462 446 tonnes (435 885 tonnes).
This resulted in a lower cash operating profit of A$5 million (A$14 million), primarily due to shortfalls in tonnage and grade performance at both underground mines. Capital expenditure amounted to A$2.4 million for the quarter.
Underground production dropped to 19 643oz in the current quarter (32 181oz), from the milling of 110 635 underground tonnes (151 184 tonnes) at 5.5g/t compared with 6.6g/t milled in the previous quarter. Open pit production increased significantly from 9 351oz in the September quarter to 14 279oz in the December quarter, from the milling of 307 372 tonnes at 1.44g/t compared to 100 307 tonnes at 2.90g/t milled in the previous quarter.
Mt Magnet purchased the Western Queen South prospect from Dalgaranga JV (AXG Mining and Equigold). The acquisition will provide 160 000 tonnes at 4.3g/t Au for 19 000 recovered ounces to the Mt Magnet open pit operations. The mine plan calls for gold production from Western Queen South to commence in May 2007 and will continue until September 2007. Cash costs are expected to be A$560/oz.
P

South Kal Mines
During the December quarter, South Kal Mines produced 25 465oz of gold (19 664oz) from the milling of 314 722 tonnes of ore at an average head grade of 2.52g/t. This resulted in an increased cash operating profit of A$5.6 million compared with
A$2.9 million in the previous quarter. Capital increased from A$3.6 million to A$5.1 million, predominantly as a result of the
HBJ open pit cutback capital project commencing and reaching planned activity levels.
Mill throughput was slightly less than the previous quarter due to mill availability being affected by repairs to one of the leach tanks and several power outages caused by severe thunderstorms in the area. Throughput was also hampered by problems with treating the clay rich Shirl Open Pit ore.
Gold recoveries through the Jubilee Process Plant have improved and increased production from Mt Marion underground mine again resulted in increased high grade feed to the processing plant compared with the previous quarter.
GROWTH PROJECTS
■
R/kg costs improved by 13.5%
■
Yield increased by 20.5% to 5.58g/t
■
Phakisa surface infrastructure nearing completion
■
Exploration drilling at Doornkop commenced
Growth projects production performance (Doornkop and Elandsrand)
Q-on-Q
December 2006    September 2006    December 2005         % Variance
U/g tonnes milled
(‘000)
399
398
312
–
U/g recovery grade
(g/t)
5.58
4.63
5.63
20.5
U/g kilograms produced
(kg)
2 228
1 842
1 756
21.0
U/g working costs
(R/kg)
106 782
123 439
104 188
13.5
U/g working costs
(R/tonne)
596
571
586
(4.4)
All five of the Group’s Growth projects continue to report good progress. Tshepong Sub 66 project, continues to encounter poor ground conditions necessitating in additional safety measures and resulting in slow progress being made.
P

Doornkop South Reef Capital Project
Project Overview
Further progress was made with station development on 202, 205, 207 and 212 levels with a total of 10 956 cubic metres excavated. Access development continued on 192 and 197 levels with 567 metres excavated. On level 192, secondary development advanced by 198 metres.
Shaft sinking operations progressing well: the station on 192 level was cut and lined, 15 metres of the main shaft was sunk below 192 level and the last portion of shaft to 197 level was removed by end January 2007. On level 212 where dual sinking continued, 11.4 metres was cut below the loading station elevation with the remaining 17 metres blasted to shaft bottom by end January 2007.
The updated schedule provides for the main shaft to be partially commissioned to 192 level by May 2007. Exploration drilling started with the first three holes having been drilled.
Annual Capital Expenditure Profile
Table (Rm)
2003
2004
2005
2006
2007
2008
2009
2010
Total
Actual sunk
13
98
114
147
110
482
Forecast
107
214
161
139
621
Total
13
98
114
147
217
214
161
139
1 103
Project Financials
Gold price (Kg)
R105 000
NPV (million)
R892 (@7.5%)
IRR (%)
50
Envisaged costs (Average at full production)
– R/tonne
R397
– R/kg
R60 944
– $/oz
$292/oz
1st production
July 2007
Full production
December 2009
P

Monthly production on completion
Milestones Completed
■
Main shaft bottom cleared below 132 level
– August 2004
■
Main shaft raise bored to 192 level
– March 2005
■
First blast main shaft sinking from below 132 level
– July 2005
■
Dual sink completed to 212 level
– April 2006
■
Service winder commissioned
– June 2006
■
Main shaft sunk to 192 level
– September 2006
Future Milestones
■
Shaft bottom excavated to – 45m below 212 level
– January 2007
■
Removal of plug 192 level to 197 level
– January 2007
■
Rock winder commissioned
– June 2007
■
Main shaft fully equipped and commissioned
– May 2008
P

Tshepong – Sub 66 Decline Project
Project Overview
Steady progress was made at Sub 66 Decline project despite extremely poor ground conditions being encountered at the lower end of the decline.
These conditions necessitated extensive safety support for working areas. Steady but slower progress was made with development advancing 1 165.9 metres versus the planned 1 384.0 metres. The remaining 395 metres (12%) of the original
3 310 metres decline development should be completed in four and a half months. The project is 79% complete.
The holing of 69 – 95 raise line encountered high stress zone which required additional support and hence slowed down the advance rates. Holing envisaged in February 2007.
The planned vent raisebore hole from 69 to 66 level, to alleviate ventilation constraints on 69 level, was delayed by one month due to late delivery of equipment to site.
Annual Capital Expenditure Profile
Table (Rm)
2003
2004
2005
2006
2007
2008
Total
Actual sunk
32.8
66.6
40.6
52.9
31.6
224.5
Forecast
25.5
30.3
55.8
Total
32.8
66.6
40.6
52.9
57.1
30.3
280.3
Project Financials
Gold price (Kg)
R105 000
NPV (millions)
R1 024 (@7.5%)
IRR (%)
38.4
Envisaged costs (Average at full production)
– R/tonne
R433
– R/kg
R60 076
– $/oz
$278.89
1st production
March 2007
Full production
March 2008
Monthly production on completion
Tonnes milled
48 560
Average recovery grade
7.21g/t
P

Project Milestones
■
Chairlift decline 100% of 900m completed
■
Material decline 91.7% of 1 150m
■
69 Level Access development north and south main haulage project boundaries completed
■
69 Level Reef and Inclined Waste development on schedule
■
71 Level Access development 70% of total work completed
■
71 Level Access project engineering 72% completed
■
69 Level 2nd tip and box completed
Future milestones
■
Raise bore 69 Vent hole and Ore passes – April 2007
■
Complete decline development – May 2007
■
Installation of the chairlift – June 2007
■
Construction of 71 Level dams – April 2007
■
Installation of 71 Level pump station – July 2007
P

Phakisa Capital Project
Project Overview
Satisfactory progress is being made. Raise boring target dates were met and service water dam between 55 and 59 levels ahead of schedule. Permanent air and water columns in shaft completed and all Pressure Reducing Valve stations should be commissioned in the third quarter.
Late delivery of high pressure water pipes from suppliers has delayed the shaft infrastructure commissioning by one month and hampered the smooth development access start up. Access development started on 75, 73 and 71 levels, however, slow progress was made due to new work crews and downtime of trackless equipment.
Good progress was made with infrastructure and completion date is set for March 2007.
Annual Capital Expenditure Profile
Table (Rm)
2004
2005
2006
2007
2008
2009
Total
Actual sunk
117
116
146
115
494
Forecast
93
91
72
256
Total
117
116
146
208
91
72
750
Project Financials
Gold price (Kg)
R105 000
NPV (millions)
R2 348 (@7.5%)
IRR (%)
31
Envisaged costs (Average at full production)
– R/tonne
R446
– R/kg
R55 015
– $/oz
$263
1st production
May 2008
Full production
May 2010
Monthly production on completion
– Tonnes milled
90 000t
– Recovered grade
8.11g/t
P

Milestones achieved
■
Project start date – 1 July 2003
■
Sink to below 77 Level completed – 2 April 2005
■
Equip shaft from surface to 54 Level – 4 October 2005
■
Change over Koepe Headgear – 18 November 2005
■
Koepe Winder Licensing – 6 December 2005
■
77 Level Ore Loading Infrastructure commissioned – 20 August 2006
■
First blast 75 Level Access Development – 23 August 2006
Future milestones set
■
Projected production date – May 2008
■
Project completion date – February 2009
■
Full production – May 2010
P

Elandsrand Capital Project
Project Overview
During the quarter the installation of pump column No. 2 from the station to the pump chamber was started in December
2006 and 92 level turbine dam reached its planned depth.
The centre raise-bore hole, linking the dam to 95 level, needs to be supported to ensure stability for life of mine. A hoisting arrangement will be designed and built to accommodate drilling and gunniting operations in this 1.8 metre vertical hole.
Stripping out of the reef and waste conveyor belts on 100 level took place during the quarter. The commissioning of the
Man 1 Winder side of 113 and 115 level stations was done in October and November, respectively. Both Man-winders can now service from 102 level down to 115 level.
109 level main sub-station was commissioned as well as the main electrical feeders between 109 and 113 levels. No. 1 settler mechanicals and its launders will be constructed during February and March.
No. 3 service shaft hoist chamber was completed in December 2006. Drilling of the centre hole of No. 3 service shaft has not commence as a ventilation cross-over has to be established before the shaft centre hole can hole into the fresh air cross-cut on 109 level.
Access Development
Access development at 109 and 113 levels have progressed well. An additional 57.3 metres was developed in the 109 Vent cross-cut to reach the ventilation cross-over. Together with the haulage and return airway, the Nos. 8, 10 and 11 connecting cross-cuts were developed at 113 level.
Annual Capital Expenditure Profile
Table (Rm) 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 Total
Approved 35.6 107.0 106.2 105.5 96.1 119.6 140.8 70.0 20.4 4.6 805.7
Actual 35.6 107.0 106.2 105.5 96.1 119.6 66.1 636.1
Variance 74.6 70.0 20.4 4.6 169.6
Project Production
Tonnes milled % Split Kilograms % Split
Old Mine 208 191 80 1 132 67
New Mine 51 753 20 559 33
Total Mine 259 944 1 691
Project Financials
Gold price (Kg) R105 000
NPV (millions) R2 271 (@7.5%)
IRR (%) 23.1
Envisaged costs (Average at full production)
– R/tonne R451
– R/kg R57 529
– $/oz $275
P

1st production
October 2003
Full production
June 2010
Monthly production on completion
– Tonnes milled 147 000
– Average recovery grade 7.84g/t
Production Milestones
■
102 Level on reef – May 2002
■
102 Level first raise completed – July 2003
■
102 Level ledging commences – October 2003
■
105 Level on reef – May 2004
■
105 Level first raise completed – March 2005
■
105 Level ledging commences – November 2005
Future Milestones
■
109 Level on reef – July 2007
■
109 Level first raise completed – November 2008
■
109 Level ledging commences – November 2008
■
113 Level on reef – July 2008
■
113 Level first raise completed – December 2009
■
113 Level legging commences – February 2010
P

Project Phoenix
Project Overview
The H1 Monitoring installation at Project Phoenix, a retreatment project, was completed in mid-November. With the commissioning of the new system, reclamation tonnages increased from 74 000 tonnes per month to 214 000 tonnes per month in the December quarter.
At Brand A, civil work was completed, installation of equipment as well as plant modification is progressing well. While at
Brand D, preparation to recommission slimes dam is well-advanced and planned for end January.
Annual Capital Expenditure Profile
Table (Rm)
2006
2007
2008
2009
2010
Total
Approved
19.38
15.88
35.26
Actual
15.14
20.12
35.26
Variance
(4.24)
4.24
–
Project Financials
Gold price (Kg)
R105 000
NPV 7.5% (millions) (June 2006)
R142.6 (@7.5%)
IRR (%)
+100
Envisaged costs (Average at full production)
– R/tonne
R10.54
– R/kg
R43 889
– $/oz
$203.75
1st production
March 2006
Full production
March 2007
Monthly production at full capacity
■
400 000 tonnes per month treated @ average recovery grade 0.23g/t
■
92 kilograms gold
P

Production Milestones
■
H1 new reclamation system commissioned – November 2006
■
ERGO equipment purchased and delivered to Saaiplaas – November 2006
■
Requirements for increased tonnage throughput completed – November 2006
■
Brand A civils completed – November 2006
■
Plant modification drawings completed – December 2006
■
Tenders adjudicated for plant modifications – December 2006
■
Reconditioning of 4th thickener completed – December 2006
Future Milestones
■
Brand D slimes dam commissioning – January 2007
■
ERGO pipe delivery to be completed – February 2007
■
Massflow modification – March 2007
■
Residue modification – March 2007
■
CIL modification – April 2007
■
Brand A equipment installation and commissioning – May 2007
P

Hidden Valley project
Highlights
■
Excellent progress made with earthworks on platform for permanent camp, road to Hidden Valley and
Pihema Creek road to Hamata Plant site
■
Geotechnical drilling at Hamata plant site completed
■
Resource definition drilling programmes were started at Hamata
■
US$31 million fleet financing facility termsheet and supply and maintenance agreement signed
■
Approval received on customs and excise exemption during construction
Project Overview
Significant progress was made on the access road to the plant site from the Bulldog track and toward Hidden Valley. An area south of Hamata Junction has been levelled for the site of the permanent camp and an area further south has been prepared for heavy vehicle workshops.
Cost for the roads and earthworks for the quarter was A$4 million which included costs associated with the capital purchase of additional construction equipment.
A$1.6 million resource definition drilling programme for Hamata started in October, with 1 660 metres of drilling and the excavation of 20 trenches completed. The objective of the programme is to increase resource confidence, with the potential to convert over 100 000oz of inferred resource into the measured and indicated category. Initial results are encouraging with trenches confirming the continuity of mineralisation to surface and correlating well with the diamond drilling.
A resource definition drilling programme for Kaveroi received A$6.9 million capex approval. The programme is targeting the conversion in excess of 800 000oz of inferred resource into the measured and indicated category before the end of the financial year.
A contract worth US$42 million for 45 pieces of mining equipment, consisting mainly of dump trucks, excavaters, dozers, graders and drill rigs, was signed. The first two mining fleets were ordered and delivery is scheduled for May and June 2007.
Fleet financing
Harmony and Westpac Bank PNG Ltd signed a termsheet for a fleet financing facility for the Hidden Valley project during the quarter. Financing consists of an US$31 million facility to purchase the mining fleet with funding available for a period of five years after delivery of the equipment under a lease agreement.
The facility will bear interest at Libor plus 1.25% until 95% of budgeted production is reached thereafter rate will decrease to
Libor plus 0.80%. A 15% deposit on all equipment ordered is payable, with the remaining portion funded by the lease agreement.
The facility is secured by the equipment.
Annual Capital Expenditure Profile
(Construction capital: cash flow)
Table (A$m)
2006
2007
2008
2009
2010
Total
Actual sunk
20
23
43
Forecast
42*
239
43
324
Total 20
65
239
43
367
* Excludes A$30m for Rio Tinto Royalty Buy-out
Project Financials
Gold price (A$/oz)
A$666/oz
NPV (millions)
A$108 (@7.5%)
IRR (%)
14
P

Envisaged costs (Average at full production)
– A$/tonne
A$28
– US$/oz
U$232
1st production
November 2008
Full production
March 2009
Wafi/Golpu pre-feasibility studies
Project Overview
Geotechnical drilling programme for the Golpu copper/gold deposit was completed during November 2006. All core collected was assayed and SRK has completed a geotechnical model. The updated block model, which is also required for the block caving analysis, is nearing completion and early indications are that the ore body volume and grade reported in the previous resource statement will be confirmed, with some potential for upside.
Drilling has confirmed the robustness of the porphyry core, in both tonnes and grade. This drilling shows the extent of the stockwork mineralisation in the surrounding metasediments to be more continuous than previously modelled. Resource modelling is nearing completion.
Link Zone drilling commenced during the quarter with two holes completed. Preliminary results received for the first hole drilled were excellent with 49m at 10.2g/t Au from 324m depth. This intercept will have a positive effect on the currently modelled Link Zone resource (Figure 1).
Total project expenditure for the quarter was 6.9 million Kina (A$3.2 million). The increase in expenditure is due to increased drilling performance and the resultant increase in study work.
Figure 1: Section 20150mN +- 12.5m comparing the intersection in the new hole (WR231) to the previous Link Zone model.
P

Project Activity Completion date
Golpu Technical Studies June 2007
Final PFS Report July 2007
NRG1 Drilling May 2007
Pre-Feasibility Study September 2007
Link Zone Drilling May 2007
Pre-Feasibility Study September 2007
Infrastructure* Scoping February 2007
Pre-feasibility Study Late 2007
* Infrastructure studies include road access, concentrate handling, tailings disposal, water supply, power supply and port requirements.
PNG exploration
Exploration activity has increased in line with budget. Six separate regional exploration teams are currently working on our
“exploration pipeline” targets. Advanced drilling is occurring at Western Zone (Wafi) and Kerimenge (Hidden Valley Regional) and
grass-roots exploration is underway at Biamena (Wafi), Heyu and Moa Creek (Hidden Valley Regional) and Morobe Coast. Results
from all of these projects are highly encouraging.
Excellent discovery was made at the Biamena Prospect, located about 12km south of Wafi/Golpu. The prospect is a greenfields aeromagnetic target, supported by widespread elevated gold and copper assay results. Preliminary results for the surface sampling programme are outstanding, with 15m @ 24.0g/t Au (including 5m @ 43.9g/t Au) and 1.5% copper from Trench 3.
Hydrothermal alteration and mineralisation styles suggest Biamena represents an porphyry copper – gold and epithermal mineralisation system.
P

QUARTERLY OPERATING AND FINANCIAL RESULTS (Rand/Metric) (unaudited)
Underground production – South Africa
Quality
Growth
Leveraged
Ounces
Projects
Ounces
Sub-total
Ore Milled
– t’000
Dec-06
1 561
399
1 401
3 361
Sep-06
1 665
398
1 288
3 351
Gold Produced
– kg
Dec-06
7 953
2 228
5 885
16 066
Sep-06
9 392
1 842
5 497
16 731
Yield                    – g/tonne
Dec-06
5.09
5.58
4.20
4.78
Sep-06
5.64
4.63
4.27
4.99
Cash Operating Costs
– R/kg
Dec-06
99 318
106 782
109 427
104 056
Sep-06
81 992
123 439
117 741
98 302
Cash Operating Costs
– R/tonne
Dec-06
506
596
460
497
Sep-06
463
571
503
491
Working Revenue
– (R’000)
Dec-06
1 147 318
322 362
847 812
2 317 492
Sep-06
1 350 838
264 626
788 244
2 403 708
Cash Operating Costs
– (R’000)
Dec-06
789 877
237 910
643 976
1 671 763
Sep-06
770 067
227 374
647 225
1 644 666
Cash Operating Profit
– (R’000)
Dec-06
357 441
84 452
203 836
645 729
Sep-06
580 771
37 252
141 019
759 042
Capital Expenditure
– (R’000)
Dec-06
178 951
189 203
101 355
469 509
Sep-06
179 183
193 000
91 164
463 347
Quality Ounces
– Evander shafts, Randfontein Cooke shafts, Target, Tshepong, Masimong
Growth Projects
– Doornkop shaft and South Reef Project, Elandsrand shaft and New Mine Project, Phakisa shaft,
Tshepong Decline Project
Leveraged Ounces
– Bambanani, Joel, West, St Helena 8, Harmony 2, Merriespruit 1 and 3, Unisel, Brand 3 and
Orkney 2, 4 and 7.
P

QUARTERLY OPERATING AND FINANCIAL RESULTS (Rand/Metric) (unaudited)
South Africa
South Africa
Australia
Harmony
Surface
Total
Total
Total
Ore Milled
– t’000
Dec-06
1 097
4 458
777
5 235
Sep-06
905
4 256
799
5 055
Gold Produced
– kg
Dec-06
770
16 836
1 888
18 724
Sep-06
692
17 423
2 049
19 472
Yield                    – g/tonne
Dec-06
0.70
3.78
2.43
3.58
Sep-06
0.76
4.09
2.56
3.85
Cash Operating Costs
– R/kg
Dec-06
79 000
102 910
115 024
104 132
Sep-06
95 750
98 199
91 914
97 538
Cash Operating Costs
– R/tonne
Dec-06
55
389
279
372
Sep-06
73
402
236
376
Working Revenue
– (R’000)
Dec-06
110 451
2 427 943
277 089
2 705 032
Sep-06
105 010
2 508 718
281 490
2 790 208
Cash Operating Costs
– (R’000)
Dec-06
60 830
1 732 593
217 166
1 949 759
Sep-06
66 259
1 710 925
188 331
1 899 256
Cash Operating Profit
– (R’000)
Dec-06
49 621
695 350
59 923
755 273
Sep-06
38 751
797 793
93 159
890 952
Capital Expenditure
– (R’000)
Dec-06
769
470 278
100 974
571 252
Sep-06
1 159
464 506
112 770
577 276
P

TOTAL OPERATIONS – QUARTERLY FINANCIAL RESULTS (Rand/metric) (unaudited)
Quarter ended Quarter ended Quarter ended
31 December 2006 30 September 2006 31 December 2005
Ore milled – t’000 5 235 5 055 4 857
Gold produced – kg 18 724 19 472 20 316
Gold price received – R/kg 144 467 143 283 102 333
Cash operating costs – R/kg 104 132 97 538 83 154
R million R million R million
Revenue 2 705 2 790 2 079
Cash operating costs 1 950 1 899 1 690
Cash operating profit 755 891 389
Amortisation and depreciation of mining properties,
mine development costs and mine plant facilities
(287) (308) (249)
Corporate, administration and other expenditure (62) (59) (72)
Provision for rehabilitation costs (3) (2) (2)
Operating profit 403 522 66
Amortisation and depreciation, other than mining
properties, mine development costs and mine plant facilities
(16) (17) (10)
Employment termination and restructuring costs – – (15)
Care and maintenance costs (19) (20) (27)
Share-based compensation (14) (12) (27)
Exploration expenditure (60) (41) (32)
Profit on sale of investment in Gold Fields – – 306
Marked-to-market of listed investments 27 24 22
Interest paid (103) (95) (98)
Interest received 42 39 48
Other expenses income/(expenses) – net (36) 15 (29)
Gain/(loss) on financial instruments 17 18 (183)
Loss on sale of listed investments and subsidiaries – 1 –
Profit/(loss) from associates 30 (48) –
Profit on sale of property, plant and equipment 73 13 12
Profit on sale of investment in associate 236 – –
Profit before tax 580 399 33
Current tax – expense – – (4)
Deferred tax – expense (112) (122) (5)
Net profit 468 277 24
Loss per share – cents
– Basic earnings
118 70 6
– Headline earnings/(loss) 44 66 (75)
– Fully diluted earnings ** *** 116 69 6
Dividends per share – (cents)
– Interim
– – –
– Proposed final – – –
* Calculated on weighted average number of shares in issue at quarter-end
December 2006: 397.7 million (September 2006: 396.8 million) (December 2005: 392.7 million).
** Calculated on weighted average number of diluted shares in issue at quarter-end
December 2006: 403.7 million (September 2006: 402.9 million) (December 2005: 398.5 million).
*** The effect of the share options is anti-dilutive.
Reconciliation of headline profit/(loss):
Net profit
468 277 24
Adjustments:
– Profit on sale of assets
(73) (13) (12)
– Profit on sale of GBS investment – (1) –
– Loss on disposal of Sangold investment – – 1
– Profit on disposal of investment in Gold Fields – – (306)
– Profit on sale of Western Areas investment (220) – –
Headline profit/(loss) 175 263 (293)
P

TOTAL OPERATIONS – YEAR TO DATE FINANCIAL RESULTS (Rand/metric) (unaudited)
Year to date Year to date
31 December 2006 31 December 2005
Ore milled – t’000 10 290 9 457
Gold produced – kg 38 196 39 535
Gold price received – R/kg 143 863 97 256
Cash operating costs – R/kg 100 770 84 406
R million R million
Revenue 5 495 3 845
Cash operating costs 3 849 3 337
Cash operating profit 1 646 508
Amortisation and depreciation of mining properties,
mine development costs and mine plant facilities
(595) (493)
Corporate, administration and other expenditure (121) (128)
Provision for rehabilitation costs (5) (5)
Operating profit/(loss) 925 (118)
Amortisation and depreciation, other than mining
properties, mine development costs and mine plant facilities
(33) (21)
Employment termination and restructuring costs – (2)
Care and maintenance costs (39) (27)
Share-based compensation (26) (57)
Exploration expenditure (101) (50)
Profit on sale of investment in Gold Fields – 306
Marked-to-market of listed investments 51 43
Interest paid (198) (194)
Interest received 81 100
Other expenses – net (21) (42)
Gain/(loss) on financial instruments 35 (298)
Loss on foreign exchange – (1)
Loss on sale of listed investments and subsidiaries 1 (1)
Loss from associates (18) –
Profit on sale of property, plant and equipment 86 27
Profit on sale of investment in associate 236 –
Profit/(loss) before tax 979 (335)
Current tax – expense – (4)
Deferred tax – (expense)/benefit (234) 43
Net profit/(loss) 745 (296)
Earnings/(loss) per share – cents *
– Basic earnings/(loss)
188 (77)
– Headline earnings/(loss) 110 (160)
– Fully diluted earnings/(loss)** *** 185 (77)
Dividends per share – (cents)
– Interim
– –
– Proposed final – –
* Calculated on weighted average number of shares in issue for six months to December 2006: 397.3 million (December 2005: 392.6 million).
** Calculated on weighted average number of diluted shares in issue for six months to December 2006: 402.9 million (December 2005: 396.7 million).
*** The effect of the share options is anti-dilutive.
Reconciliation of headline profit/(loss):
Net profit/(loss)
745 (296)
Adjustments:
– Profit on sale of assets
(86) (27)
– Profit on sale of GBS Gold International investment (1) –
– Loss on disposal of Sangold investment – 1
– Profit on disposal of investment in Gold Fields – (306)
– Profit on sale of Western Areas investment (220) –
Headline profit/(loss) 438 (628)
P

P 32
ABRIDGED BALANCE SHEET AT 31 DECEMBER 2006 (Rand)
At
At
At
31 December 2006
30 September 2006
31 December 2005
R million
R million
R million
(unaudited)
(unaudited)
(unaudited)
ASSETS
Non-current assets
Property, plant and equipment
23 973
23 849
22 735
Intangible assets
2 270
2 270
2 268
Investment financial assets
4 440
2 306
2 111
Investments in associates
–
1 860
–
Trade and other receivables
92
82
80
30 775
30 367
27 194
Current assets
Inventories
742
730
560
Trade and other receivables
934
871
744
Income and mining taxes
28
25
24
Cash and cash equivalents
904
868
2 914
2 608
2 494
4 242
Total assets
33 383
32 861
31 436
EQUITY AND LIABILITIES
Share capital and reserves
Share capital
25 588
25 521
25 334
Other reserves
(186)
(88)
(578)
Accumulated loss
(1 270)
(1 738)
(1 677)
24 132
23 695
23 079
Non-current liabilities
Borrowings
2 687
2 637
2 506
Net deferred taxation liabilities
2 541
2 449
2 122
Deferred financial instruments
484
609
498
Provisions for other liabilities and charges
984
1 009
943
6 696
6 704
6 069
Current liabilities
Trade and other payables
1 245
1 184
892
Accrued liabilities
301
264
309
Borrowings
1 001
1 006
1 079
Shareholders for dividends
8
8
8
2 555
2 462
2 288
Total equity and liabilities
33 383
32 861
31 436
Number of ordinary shares in issue
398 678 495
397 549 945
394 161 367
Net asset value per share (cents)
6 053
5 960
5 853

P

CONDENSED STATEMENT OF CHANGES IN EQUITY FOR THE SIX MONTHS ENDED
31 DECEMBER 2006 (Rand) (unaudited)
Issued share
Other
Retained
capital
reserves
earnings
Total
R million
R million
R million
R million
Balance at 1 July 2006
25 489
(271)
(2 015)
23 203
Issue of share capital
99
99
Currency translation adjustment and other
85
85
Net earnings
745
745
Balance at 31 December 2006
25 588
(186)
(1 270)
24 132
Balance at 1 July 2005
25 289
(587)
(1 381)
23 321
Issue of share capital
45
45
Currency translation adjustment and other
9
9
Net loss
(296)
(296)
Balance at 31 December 2005
25 334
(578)
(1 677)
23 079

P 34
SUMMARISED CASH FLOW STATEMENT FOR THE PERIOD ENDED 31 DECEMBER 2006
(Rand) (unaudited)
Six months ended
Six months ended
Quarter ended
Quarter ended
31 December 2006     31 December 2005    31 December 2006     30 September 2006
R million
R million
R million
R million
Cash flow from operating activities
Cash generated/(utilised) by operations
958
(320)
487
471
Interest and dividends received
81
100
42
39
Interest paid
(95)
(94)
(50)
(45)
Income and mining taxes paid
(6)
(2)
(6)
–
Cash generated/(utilised) by operating activities
938
(316)
473
465
Cash flow from investing activities
Net proceeds on disposal of listed investments
30
2 461
–
30
Net additions to property, plant and equipment
(1 058)
(786)
(497)
(562)
Other investing activities
(14)
4
(15)
–
Cash (utilised)/generated by investing activities
(1 042)
1 679
(512)
(532)
Cash flow from financing activities
Long-term loans repaid
(1)
(295)
–
–
Ordinary shares issued – net of expenses
98
45
66
32
Dividends paid
–
–
–
–
Cash generated/(utilised) by financing activities
97
(250)
66
32
Foreign currency translation adjustments
5
(29)
9
(3)
Net (decrease)/increase in cash and equivalents
(2)
1 084
36
(38)
Cash and equivalents – beginning of period
906
1 830
868
906
Cash and equivalents – end of period
904
2 914
904
868

P

RECONCILIATION BETWEEN CASH OPERATING PROFIT AND CASH GENERATED/(UTILISED)
BY OPERATIONS FOR THE PERIOD ENDED 31 DECEMBER 2006 (Rand) (unaudited)
Six months
Six months
Quarter
Quarter
ended
ended
ended
ended
31 December     31 December    31 December   30 September
2006
2005
2006
2006
R million
R million
R million
R million
Cash operating profit
1 646
508
755
891
Other cash items per income statement:
Other income (including interest received
and profit on sale of mining assets)
146
85
79
67
Employment termination, restructuring and
care and maintenance costs
(39)
(29)
(19)
(20)
Corporate, administration and other expenditure
(121)
(128)
(62)
(59)
Exploration expenditure
(101)
(50)
(60)
(41)
Provision for rehabilitation costs
(2)
(5)
–
(2)
Cash flow statement adjustments:
Cost of close out of hedges
(138)
(139)
(83)
(55)
Profit on sale of mining assets
(86)
(27)
(73)
(13)
Interest and dividends received
(81)
(100)
(42)
(39)
Other non-cash items
(69)
(25)
(35)
(34)
Effect of changes in operating working capital items:
Receivables
(208)
(113)
(58)
(150)
Inventories
(76)
18
(12)
(64)
Accounts payable
127
(247)
61
66
Accrued liabilities
(40)
(68)
36
(76)
Cash generated/(utilised) by operations
958
(320)
487
471

NOTES TO THE RESULTS FOR THE QUARTER ENDED 31 DECEMBER 2006 (unaudited)
1.
Basis of accounting
The unaudited results for the quarter have been prepared using accounting policies that comply with International
Financial Reporting Standards (IFRS). These consolidated quarterly statements are prepared in accordance with IFRS 34,
Interim Financial Reporting. The accounting policies are consistent with those applied in the previous financial year.
2.
Commodity contracts
The Harmony Group’s outstanding commodity contracts against future production, by type at 31 December 2006 are indicated below. The total net delta of the hedge book at 31 December 2006 was 229 636oz (7 143kg).
30 June
30 June
30 June
Year
2007
2008
2009
Total
Australian Dollar Gold:
Forward contracts
Kilograms
933
3 110
3 110
7 153
Ounces
30 000
100 000
100 000
230 000
A$ per oz
518
518
518
518
Total commodity contracts
Kilograms
933
3 110
3 110
7 153
Ounces
30 000
100 000
100 000
230 000
Total net gold **
Delta (kg)
933
3 108
3 102
7 143
Delta (oz)
29 995
99 923
99 718
229 636
** The Delta of the hedge position indicated above, is the equivalent gold position that would have the same marked-to-
market sensitivity for a small change in the gold price.
These contracts are classified as speculative and the marked-to-market movement is reflected in the income statement.
The marked-to-market movement for the quarter of these contracts was a positive R100.5 million (positive
US$13.7 million) at 31 December 2006 (at 30 September 2006: positive R73 million or positive US$10 million).
Harmony closed out a further 62 000oz of forward positions during the quarter. 20 000oz of these closed positions, together with 30 000oz of closed positions from last quarter were settled during the quarter ended 31 December 2006 at a cost of R82.9 million (US$11.8 million). The additional 42 000oz closed out during the quarter will be settled during the next quarter ending 31 March 2007. During the quarter ended 30 September 2006, Harmony settled 25 000oz of the forward contracts at a cost of R41 million (US$5.8 million).
The marked-to-market value of the hedge book was a negative A$87.3 million on 31 December 2006 (at 30 September
2006: negative A$105.1 million). The values at 31 December 2006 were based on a gold price of US$634 (A$801) per ounce, exchange rates of US$1/R7.0375 and A$1/US$0.79 and prevailing market interest rates and volatilities at that date.
These valuations were provided by independent risk and treasury management experts.
At 24 January 2007, the marked-to-market value of the hedge book was a negative A$91.6 million (negative
US$71.6 million), based on a gold price of US$643 (A$822) per ounce, exchange rate of A$1/US$0.78 and prevailing market interest rates at that time.
These marked-to-market valuations are not predictive of the future value of the hedge position, nor of the future impact on the revenue of the company. The valuation represents the cost of buying all hedge contracts at the time of the valuation, at market prices and rates available at the time.
P

NOTES
P

P 38
QUARTERLY OPERATING AND FINANCIAL RESULTS (US$/Imperial) (unaudited)
Underground production – South Africa
Quality
Growth
Leveraged
Ounces
Projects
Ounces
Sub-total
Ore Milled
– t’000
Dec-06
1 721
440
1 544
3 705
Sep-06
1 836
439
1 420
3 695
Gold Produced
– oz
Dec-06
255 677
71 637
189 211
516 525
Sep-06
301 958
59 221
176 732
537 911
Yield –
oz/t
Dec-06
0.15
0.16
0.12
0.14
Sep-06
0.16
0.13
0.12
0.15
Cash Operating Costs
– $/oz
Dec-06
422
454
465
442
Sep-06
357
537
513
428
Cash Operating Costs
– $/t
Dec-06
63
74
57
62
Sep-06
59
72
64
62
Working Revenue
– ($’000)
Dec-06
156 748
44 042
115 829
316 619
Sep-06
189 069
37 038
110 326
336 433
Cash Operating Costs
– ($’000)
Dec-06
107 914
32 504
87 981
228 399
Sep-06
107 782
31 824
90 588
230 194
Cash Operating Profit
– ($’000)
Dec-06
48 834
11 538
27 848
88 220
Sep-06
81 287
5 214
19 738
106 239
Capital Expenditure
– ($’000)
Dec-06
24 449
25 849
13 847
64 145
Sep-06
25 079
27 013
12 760
64 852
Quality Ounces
– Evander shafts, Randfontein Cooke shafts, Target, Tshepong, Masimong
Growth Projects
– Doornkop shaft and South Reef Project, Elandsrand shaft and New Mine Project, Phakisa shaft,
Tshepong Decline Project
Leveraged Ounces
– Bambanani, Joel, West, St Helena 8, Harmony 2, Merriespruit 1 and 3, Unisel, Brand 3 and
Orkney 2, 4 and 7

P 39
QUARTERLY OPERATING AND FINANCIAL RESULTS (US$/Imperial) (unaudited)
South Africa
South Africa
Australia
Harmony
Surface
Total
Total
Total
Ore Milled
– t’000
Dec-06
1 209
4 914
857
5 771
Sep-06
998
4 693
881
5 574
Gold Produced
– oz
Dec-06
24 767
541 292
60 707
601 999
Sep-06
22 248
560 159
65 877
626 036
Yield –
oz/t
Dec-06
0.02
0.11
0.07
0.10
Sep-06
0.02
0.12
0.07
0.11
Cash Operating Costs
– $/oz
Dec-06
336
437
489
442
Sep-06
417
428
400
425
Cash Operating Costs
– $/t
Dec-06
7
48
35
46
Sep-06
9
51
30
48
Working Revenue
– ($’000)
Dec-06
15 090
331 709
37 856
369 565
Sep-06
14 698
351 131
39 398
390 529
Cash Operating Costs
– ($’000)
Dec-06
8 311
236 710
29 669
266 379
Sep-06
9 274
239 468
26 360
265 828
Cash Operating Profit
– ($’000)
Dec-06
6 779
94 999
8 187
103 186
Sep-06
5 424
111 663
13 038
124 701
Capital Expenditure
– ($’000)
Dec-06
105
64 250
13 795
78 045
Sep-06
162
65 014
15 784
80 798

P

TOTAL OPERATIONS – QUARTERLY FINANCIAL RESULTS (US$/imperial) (unaudited)
Quarter ended Quarter ended Quarter ended
31 December 2006 30 September 2006 31 December 2005
Ore milled – t’000 5 771 5 574 5 356
Gold produced – oz 601 999 626 036 653 171
Gold price received – $/oz 613 625 487
Cash operating costs – $/oz 442 425 396
$ million $ million $ million
Revenue 369 390 318
Cash operating costs 266 266 259
Cash operating profit 103 124 59
Amortisation and depreciation of mining properties,
mine development costs and mine plant facilities
(39) (43) (38)
Corporate, administration and other expenditure (9) (8) (11)
Provision for rehabilitation costs – – –
Operating profit 55 73 10
Amortisation and depreciation, other than mining
properties, mine development costs and mine plant facilities
(2) (2) (2)
Employment termination and restructuring costs – – (2)
Care and maintenance costs (3) (3) (4)
Share-based compensation (2) (2) (4)
Exploration expenditure (8) (6) (5)
Profit on sale of investment in Gold Fields – – 47
Marked-to-market of listed investments 4 3 3
Interest paid (14) (14) (15)
Interest received 6 5 7
Other expenses income/(expenses) – net (5) 2 (4)
Gain/(loss) on financial instruments 2 3 (28)
Profit/(loss) from associates 4 (7) –
Profit on sale of property, plant and equipment 10 2 2
Profit on sale of investment in associate 32 – –
Profit before tax 79 54 5
Current tax – expense – – (1)
Deferred tax – expense (15) (17) (1)
Net profit 64 37 3
Profit/(loss) per share – cents *
– Basic earnings
16 10 1
– Headline earnings/(loss) 6 9 (12)
– Fully diluted earnings ** *** 16 10 1
Dividends per share – (cents)
– Interim
– – –
– Proposed final – – –
Currency conversion rates average for the quarter: December 2006: US$1=R7.32
(September 2006: US$1=R7.14) (December 2005: US$1=R6.53).
* Calculated on weighted average number of shares in issue at quarter-end December 2006:
397.7 million (September 2006: 396.8 million) (December 2005: 392.7 million).
** Calculated on weighted average number of diluted shares in issue at quarter-end
December 2006: 403.7 million (September 2006: 402.9 million) (December 2005: 398.5 million).
*** The effect of the share options is anti-dilutive.
Reconciliation of headline profit/(loss):
Net profit
64 37 2
Adjustments:
– Profit on sale of assets
(10) (2) (2)
– Profit on sale of GBS investment – – –
– Profit on disposal of investment in Gold Fields – – (47)
– Profit on sale of Western Areas investment (30) – –
Headline profit/(loss) 24 35 (47)

TOTAL OPERATIONS – YEAR TO DATE FINANCIAL RESULTS (US$/imperial) (unaudited)
Year to date Year to date
31 December 2006 31 December 2005
Ore milled – t’000 11 345 10 428
Gold produced – oz 1 228 035 1 271 074
Gold price received – $/oz 619 464
Cash operating costs – $/oz 433 403
$ million $ million
Revenue 760 590
Cash operating costs 532 512
Cash operating profit 228 78
Amortisation and depreciation of mining properties,
mine development costs and mine plant facilities (82) (76)
Corporate, administration and other expenditure (17) (20)
Provision for rehabilitation costs (1) (1)
Operating profit/(loss) 128 (19)
Amortisation and depreciation, other than mining properties, mine development costs and mine plant facilities
(5) (3)
Employment termination and restructuring costs – –
Care and maintenance costs (5) (4)
Share-based compensation (4) (9)
Exploration expenditure (14) (8)
Profit on sale of investment in Gold Fields – 47
Marked-to-market of listed investments 7 7
Interest paid (27) (30)
Interest received 11 15
Other expenses – net (3) (6)
Gain/(loss) on financial instruments 5 (46)
Loss on foreign exchange – –
Loss on sale of listed investments and subsidiaries – –
Loss from associates (2) –
Profit on sale of property, plant and equipment 12 4
Profit on sale of investment in associate 33 –
Profit/(loss) before tax 136 (52)
Current tax – expense – (1)
Deferred tax – (expense)/benefit (32) 7
Net profit/(loss) 104 (46)
Earnings/(loss) per share – cents *
– Basic profit/(loss)
26 (12)
– Headline profit/(loss) 15 (25)
– Fully diluted profit/(loss) ** *** 26 (12)
Dividends per share – (cents)
– Interim
– –
– Proposed final – –
Prepared in accordance with International Financial Reporting Standards currency conversion rates average for the six months to December 2006: US$1=R7.23 (December 2005: US$1=R6.51).
* Calculated on weighted average number of shares in issue for six months to December 2006:
397.3 million (December 2005: 392.6 million).
** Calculated on weighted average number of diluted shares in issue for six months to December 2006:
402.9 million (December 2005: 396.7 million).
*** The effect of the share options is anti-dilutive.
Reconciliation of headline profit/(loss):
Net profit/(loss)
104 (46)
Adjustments:
– Profit on sale of assets
(12) (4)
– Profit/(loss) on disposal of investment in Gold Fields – (47)
– Profit on sale of Western areas investment (30) –
Headline profit/(loss) 62 (97)
P

P 42
ABRIDGED BALANCE SHEET AT 31 DECEMBER 2006 (US$)
At
At
At
31 December 2006
30 September 2006
31 December 2005
US$ million
US$ million
US$ million
(unaudited)
(unaudited)
(unaudited)
ASSETS
Non-current assets
Property, plant and equipment
3 407
3 074
3 592
Intangible assets
323
293
358
Investment financial assets
631
297
333
Investments in associates
–
240
–
Trade and other receivables
13
11
13
4 374
3 915
4 296
Current assets
Inventories
105
94
88
Trade and other receivables
133
112
118
Income and mining taxes
4
3
4
Cash and cash equivalents
128
112
460
370
321
670
Total assets
4 744
4 236
4 966
EQUITY AND LIABILITIES
Share capital and reserves
Share capital
3 636
3 289
4 002
Other reserves
(26)
(11)
(91)
Accumulated loss
(180)
(224)
(265)
3 430
3 054
3 646
Non-current liabilities
Borrowings
382
340
396
Net deferred taxation liabilities
361
316
335
Deferred financial instruments
69
79
79
Provisions for other liabilities and charges
140
130
149
952
865
959
Current liabilities
Trade and other payables
176
152
141
Accrued liabilities
43
34
49
Borrowings
142
130
170
Shareholders for dividends
1
1
1
362
317
361
Total equity and liabilities
4 744
4 236
4 966
Number of ordinary shares in issue
398 678 495
397 549 945
394 161 367
Net asset value per share (US cents)
860
768
925
Balance sheet converted at conversion rate of US$1 = R7.04 (September 2006: R7.76) (December 2005: R6.33).

P

CONDENSED STATEMENT OF CHANGES IN EQUITY FOR THE SIX MONTHS ENDED
31 DECEMBER 2006 (US$) (unaudited)
Issued share
Other
Retained
capital
reserves
earnings
Total
US$ million
US$ million
US$ million
US$ million
Balance at 1 July 2006
3 622
(39)
(287)
3 296
Issue of share capital
14
14
Currency translation adjustment and other
13
13
Net earnings
107
107
Balance at 31 December 2006
3 636
(26)
(180)
3 430
Balance at 1 July 2005
3 995
(93)
(218)
3 684
Issue of share capital
7
7
Currency translation adjustment and other
2
2
Net earnings
(47)
(47)
Balance at 31 December 2005
4 002
(91)
(265)
3 646
Balances translated at closing rates of: December 2006: US$1 = R7.04 (December 2005: US$1 = R6.33).

P 44
SUMMARISED CASH FLOW STATEMENT FOR THE PERIOD ENDED 31 DECEMBER 2006
(US$) (unaudited)
Six months ended
Six months ended
Quarter ended
Quarter ended
31 December 2006   31 December 2005     31 December 2006     30 September 2006
US$ million
US$ million
US$ million
US$ million
Cash flow from operating activities
Cash generated/(utilised) by operations
132
(49)
66
66
Interest and dividends received
11
15
6
6
Interest paid
(13)
(14)
(7)
(7)
Income and mining taxes paid
(1)
–
(1)
–
Cash generated/(utilised) by operating activities
129
(48)
64
65
Cash flow from investing activities
Net proceeds on disposal of listed investments
4
365
–
4
Net additions to property, plant and equipment
(146)
(121)
(68)
(79)
Other investing activities
(2)
1
(2)
–
Cash generated/(utilised) by investing activities
(144)
245
(70)
(75)
Cash flow from financing activities
Long-term loans repaid
–
(45)
–
–
Ordinary shares issued – net of expenses
14
7
9
4
Dividends paid
–
–
–
–
Cash generated/(utilised) by financing activities
14
(38)
9
4
Foreign currency translation adjustments
2
26
13
(9)
Net (decrease)/increase in cash and equivalents
1
185
16
(15)
Cash and equivalents – beginning of period
127
275
112
127
Cash and equivalents – end of period
128
460
128
112
Operating activities translated at average rates of: Six months ended December 2006: US$1 = R7.23 (Six months ended
December 2005: US$1 = R6.51) (Quarter ended December 2006: US$1 = R7.32) (Quarter ended September 2006: US$1 = R7.14).
Closing balance translated at closing rates of: December 2006: US$1 = R7.04 (December 2005: US$1 = R6.33) (September
2006: US$1 = R7.76).

P 45
DEVELOPMENT RESULTS (Metric)
Quarter ended September 2006
Quarter ended December 2006
Channel    Channel                                        Channel    Channel
Reef  Sampled      Width      Value       Gold       Reef   Sampled      Width      Value       Gold
(Metres)  (Metres)     (Cm’s)       (g/t)     (Cmg/t)   (Metres)  (Metres)     (Cm’s)        (g/t)    (Cmg/t)
Randfontein
VCR Reef
1,172
1,047
81
31.88
2,583
1,182
1,149
77
17.67
1,355
UE1A
634
570
143
5.31
761
1,323
1,170
163
6.40
1,042
E8 Reef
297
240
118
5.69
672
99
99
158
5.71
902
Kimberley Reef
658
511
192
3.36
643
1,001
752
160
4.63
739
E9GB Reef
169
169
167
1.05
175
23
17
217
1.10
238
All Reefs
2,931
2,537
127
11.39
1,442
3,628
3,187
131
8.20
1,075
Free State
Basal
1,229
770
92
12.66
1170
1,103
834
99
9.68
961
Leader
906
752
179
4.83
865
1,592
1,252
177
5.33
941
A Reef
469
370
155
3.09
481
762
744
130
3.98
518
Middle
312
240
217
3.57
775
384
374
195
3.15
614
B Reef
370
331
64
8.11
519
598
585
41
17.12
702
All Reefs
3,285
2,463
137
6.20
847
4,439
3,789
131
6.04
793
Evander
Kimberley Reef
1,873
1,666
63
18.65
1,176
1,435
1,548
67
19.59
1,312
Elandskraal
VCR Reef
441
242
246
9.65
2,369
72
8
240
2.79
668
Orkney
Vaal Reef
240
142
136
3.05
414
144
–
–
–
–
VCR
–
–
–
–
–
–
–
–
–
–
All Reefs
240
142
136
3.05
414
144
–
–
–
–
Target
Elsburg
566
483
344
7.07
2,430
638
577
256
3.24
830
Freegold JV
Basal
1,326
1,027
31
41.38
1,285
1,430
1,484
32
43.48
1,408
Beatrix
223
192
48
10.91
522
183
207
63
9.47
594
Leader
21
–
–
–
–
–
–
–
–
–
B Reef
–
–
–
–
–
–
–
–
–
–
All Reefs
1,569
1,219
34
34.56
1,165
1,614
1,691
36
36.25
1,308

P 46
DEVELOPMENT RESULTS (Imperial)
Quarter ended September 2006
Quarter ended December 2006
Channel    Channel                                         Channel   Channel
Reef   Sampled      Width     Value       Gold        Reef  Sampled      Width      Value       Gold
(Feet)
(Feet)
(inches)
(oz/t)
(in.ozt)
(Feet)
(Feet)
(inches)
(oz/t)
(in.ozt)
Randfontein
VCR Reef
3,846
3435
32
0.93
30
3,876
3,770
30
0.52
16
UE1A
2,080
1,870
56
0.16
9
4,341
3,839
64
0.19
12
E8 Reef
975
787
46
0.17
8
326
325
62
0.16
10
Kimberley Reef
2,160
1,677
75
0.09
7
3,285
2,467
63
0.13
8
E9GB Reef
554
554
66
0.03
2
74
56
85
0.04
3
All Reefs
9,615
8,324
50
0.34
17
11,902
10,456
52
0.23
12
Free State
Basal
4,032
2,526
36
0.37
13
3,618
2,736
39
0.28
11
Leader
2,971
2,467
70
0.14
10
5,221
4,108
70
0.15
11
A Reef
1,539
1,214
61
0.09
6
2,499
2,441
51
0.12
6
Middle
1,022
787
86
0.10
9
1,261
1,227
77
0.09
7
B Reef
1,214
1,086
25
0.24
6
1,963
1,919
16
0.50
8
All Reefs
10,779
8,081
54
0.18
10
14,562
12,431
52
0.18
9
Evander
Kimberley Reef
6,145
5,466
25
0.54
14
4,708
5,079
26
0.58
15
Elandskraal
VCR Reef
1,447
794
97
0.28
27
236
26
94
0.08
8
Orkney
Vaal Reef
787
466
53
0.09
5
472
–
–
–
–
VCR
–
–
–
–
–
–
–
–
–
–
All Reefs
787
466
53
0.09
5
472
–
–
–
–
Target
Elsburg
1,856
1,585
135
0.21
28
2,094
1,893
101
0.09
10
Freegold JV
Basal
4,349
3,369
12
1.23
15
4,693
4,869
13
1.24
16
Beatrix
730
630
19
0.32
6
601
679
25
0.27
7
Leader
70
–
–
–
–
–
–
–
–
–
B Reef
–
–
–
–
–
–
–
–
–
–
All Reefs
5,149
3,999
13
1.03
13
5,294
5,548
14
1.07
15

NOTES
P

P

PRINTED BY INCE (PTY) LIMITED
REF W2CF01676
CONTACT DETAILS
Harmony Gold Mining Company Limited
Corporate Office
Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
First Floor
4 The High Street
Melrose Arch, 2196
Johannesburg
South Africa
Telephone: +27 11 684 0140
Fax: +27 11 684 0188
Website: http://www.harmony.co.za
Directors
P T Motsepe (Chairman)*
Z B Swanepoel (Chief Executive)
F Abbott*, J A Chissano*
†
,
Dr D S Lushaba*, F T De Buck*, M Motloba*,
N V Qangule, C M L Savage*
(*non-executive) (
†
Mozambique)
Investor Relations
Amelia Soares
Investor Relations Manager
Telephone: +27 11 684 0146
Fax: +27 11 684 0188
Cell: +27 (0) 82 654 9241
E-mail: amelia.soares@harmony.co.za
Lizelle du Toit
Investor Relations Officer
Telephone: +27 11 684 0149
Fax: +27 11 684 0188
Cell: +27 (0) 82 465 1244
E-mail: lizelle.dutoit@harmony.co.za
Marian van der Walt
Company Secretary
Telephone: +27 11 411 2037
Fax: +27 11 411 2398
Cell: +27 (0) 82 888 1242
E-mail: marian.vanderwalt@harmony.co.za
South African Share Transfer Secretaries
Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
5th Floor, 11 Diagonal Street
Johannesburg, 2001
South Africa
PO Box 4844
Johannesburg, 2000
South Africa
Telephone: +27 11 832 2652
Fax: +27 11 834 4398
United Kingdom Registrars
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
United Kingdom
Telephone: +44 870 162 3100
Fax: +44 208 639 2342
ADR Depositary
The Bank of New York
101 Barclay Street
New York, NY 10286
United States of America
Telephone: +1888-BNY ADRS
Fax: +1 212 571 3050
Trading Symbols
JSE Limited HAR
New York Stock Exchange, Inc. HMY
NASDAQ HMY
London Stock Exchange plc HRM
Euronext Paris HG
Euronext Brussels HMY
Berlin Stock Exchange HAM1
Issuer code HAPS
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228

FORWARD-LOOKING STATEMENTS
This quarterly report contains forward-looking statements within the meaning of the United States Private Securities
Litigation Reform Act of 1995 with respect to Harmony’s financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in this quarterly report that are not historical facts are
“forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the U.S. Securities
Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. These statements are only predictions. All forward-looking statements involve a number of risks, uncertainties and other factors and we cannot assure you that such statements will prove to be correct. Risks, uncertainties and other factors could cause actual events or results to differ from those expressed or implied by the forward-looking statements.
These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Harmony, wherever they may occur in this quarterly report and the exhibits to this quarterly report, are necessarily estimates reflecting the best judgment of the senior management of Harmony and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this quarterly report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:
• overall economic and business conditions in South Africa and elsewhere;
• the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;
• decreases in the market price of gold;
• the occurrence of hazards associated with underground and surface gold mining;
• the occurrence of labor disruptions;
• availability, terms and deployment of capital;
• changes in Government regulation, particularly mining rights and environmental regulation;
• fluctuations in exchange rates;
• currency devaluations and other macro-economic monetary policies; and
• socio-economic instability in South Africa and regionally.

www.harmony.co.za

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: 02 February , 200 7
Harmony Gold Mining Company Limited
By:     /s/ Nomfundo Qangule
Name:
Nomfundo Qangule
Title: Chief Financial Officer